UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On February 3, 2025, Mobile-health Network Solutions (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) in a virtual meeting. On January 10, 2025 (the “Record Date”), the record date for the EGM, there were 22,816,212 of the Company’s Class A Ordinary Shares and 11,675,500 of the Company’s Class B Ordinary Shares issued and outstanding and entitled to vote at the EGM. 5,002,399 Class A Ordinary Shares, which represented 21.92% of the votes of the outstanding Class A Ordinary Shares in the Company and 11,675,500 Class B Ordinary Shares, which represented 100% of the votes of the outstanding Class B Ordinary Shares in the Company, of which were represented in person or by proxy. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by such holder on the Record Date. Two items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders.

1. Shareholders approved by a special resolution the amendments to the Company’s amended and restated memorandum and articles of association (adopted by special resolution of the Company dated February 14, 2024) currently in effect (the “Existing M&A”) to reflect amongst others, (A) the Share Consolidation (as defined below), provided that the closing bid price for the Company’s Ordinary Shares on the Nasdaq Capital Market is not equal to or more than $1.00 per Class A Ordinary Share for a minimum of ten consecutive business days before February 27, 2025, as per the requirements in the listing rules of the Nasdaq Capital Market (the “Listing Rules”), and (B) certain clean up changes (the “Amended and Restated Memorandum and Articles of Association”); and that the Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the Existing M&A with effect from February 28, 2025. In the event that the closing bid price for the Company’s Ordinary Shares on the Nasdaq Capital Market is not equal to or more than $1.00 per Class A Ordinary Share for a minimum of ten consecutive business days before February 27, 2025 as per the requirements in the Listing Rules, the Amended and Restated Memorandum and Articles of Association shall be in such form as annexed in Annex B to the Notice of Extraordinary General Meeting of Shareholders (the “EGM Notice”). For clarity, in the event that the closing bid price for the Company’s Ordinary Shares on the Nasdaq Capital Market is equal to or more than $1.00 per Class Ordinary Share for a minimum of ten consecutive business days before February 27, 2025 as per the requirements in the Listing Rules, the amendments with respect to the Share Consolidation shall not be adopted and the Amended and Restated Memorandum and Articles of Association shall be in such form as annexed in Annex C in the EGM Notice. The voting results were as follows:

For	Against	Abstain
121,549,966	186,763	20,670

2. Shareholders approved (i) the Company undertakes a share consolidation (the “Share Consolidation”) whereby (i) every eight (8) issued and unissued existing Class A Ordinary Shares of a par value of US$0.000004 each of the Company (the “Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.000032 each (the “Post-Consolidation Class A Ordinary Shares”), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary Shares as set out in the Existing M&A and (ii) every eight (8) issued and unissued existing Class B Ordinary Shares of a par value of US$0.000004 each of the Company (the “Pre-Consolidation Class B Ordinary Shares”, together with the Pre-Consolidation Class A Ordinary Shares, the “Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.000032 each (the “Post-Consolidation Class B Ordinary Shares”, together with the Post-Consolidation Class A Ordinary Shares, the “Post-Consolidation Ordinary Shares”), with such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares as set out in the Existing M&A, with such Share Consolidation to be effective from 28 February 2025, provided that the closing bid price for the Company’s Ordinary Shares on the Nasdaq Capital Market is not equal to or more than $1.00 per Class A Ordinary Share for a minimum of ten consecutive business days before February 27, 2025 as per the requirements in the Listing Rules; and (ii) immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 781,250,000 Class A Ordinary Shares and 781,250,000 Class B Ordinary Shares, with par value of US$0.000032 each. The voting results were as follows:

For	Against	Abstain
121,554,979	182,320	20,100

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: February 4, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

3